ZURICH
FINANCIAL SERVICES

05008504

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED MAY 25 2005 WASH, D.C. 198

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference	File No. 82-5089
Our reference	RR/jp
Date	05/24/2005

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 05 79
raffaella.russi
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following press releases:

- "Zurich Financial Services Group sells majority interest in ZC Sterling Corporation"
- "Zurich Insurance Ireland Limited obtains authorization to underwrite Global Corporate business through European branch"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

PROCESSED
JUN 06 2005
THOMSON
FINANCIAL

Raffaella Russi
Raffaella Russi

Enclosures

File No. 82-5089

News Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group sells majority interest in ZC Sterling Corporation

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, May 24, 2005 – Zurich Financial Services Group (Zurich) and Trident III, L.P. (Trident) have signed a definitive stock purchase agreement for Trident to acquire Zurich's equity stake of about 94% in ZC Sterling Corporation (ZC Sterling). The parties agreed to keep the value of the transaction confidential. Subject to regulatory approvals, the transaction is expected to close in the third quarter of 2005.

The sale of the stake in ZC Sterling represents another step for Zurich to focus on its core insurance operations. The insurance relationship between Zurich and ZC Sterling will continue under long-term contracts entered in 2004, with ZC Sterling serving as an underwriting management agent for certain Zurich risk carriers in North America.

ZC Sterling is a leading provider of business process outsourcing, insurance, consumer marketing and technology services to the mortgage, insurance and homebuilding industries. The company is headquartered in Atlanta, Georgia.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.

Trident III, L.P. is a global private equity fund with USD 1.1 billion in capital commitments. To date the Trident Funds have raised more than USD 3 billion in committed capital to make investments in the insurance, benefits and other financial services industries.

News Release

ZURICH
FINANCIAL SERVICES

Zurich Insurance Ireland Limited obtains authorization to underwrite Global Corporate business through European branch

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, May 24, 2005 – Zurich Financial Services Group (Zurich) announced today that Zurich Insurance Ireland Limited (ZIIL), formerly Eagle Star Insurance Company (Ireland) Ltd., will become a EU-wide risk carrier for Global Corporate business with the ability to operate through a branch network under the EU Non-Life Insurance Directives. This new structure is aligned to Zurich's strategy of creating a more effective organization by achieving centrally co-ordinated and therefore more efficient capital management. ZIIL will specialize in offering insurance cover for cross-border risks and related services to European corporate customers. ZIIL is rated A+/Negative by Standard & Poor's.

As a first step, ZIIL has established a branch office, Zurich Insurance Ireland Limited UK Branch, which is located in London and will become operative as from May 24, 2005. It will underwrite insurance cover for non-UK domiciled business for Zurich Global Corporate UK's customers.

In the course of this streamlining of legal entities, both Zurich Insurance Ireland Limited and Eagle Star Life Assurance Company of Ireland Limited will become separate subsidiaries of Zurich Insurance Company which is rated A+/Negative by Standard & Poor's. Both entities were formerly subsidiaries of Zurich entities in the UK and both will continue to trade as Eagle Star in Ireland.

In addition to facilitating the development of Zurich's Global Corporate Business in Europe, this initiative will significantly strengthen Zurich's

ZURICH
FINANCIAL SERVICES

position in the Irish market, where ZIIL is at the forefront of competition and enjoys a rating of A+.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.